SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Zuoan Fashion Limited

(Name of Issuer)

Ordinary Shares, par value $0.00025 per ordinary share

(Title of Class of Securities)

98982X103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98982X103

1	Name of Reporting Person Splendid Pearl International Limited
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person CO

CUSIP No. 98982X103

1	Name of Reporting Person Huatan Cai
2	Check the Appropriate Box if a Member of a Group
	(a) (b)	☐ ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person IN

ITEM1(a).	Name of Issuer

Zuoan Fashion Limited (the “Issuer”)

ITEM 1(b).	Address of Issuer’s Principal Executive Offices

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616
People’s Republic of China

ITEM 2(a).	Names of Persons Filing

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under the Act: (i) Splendid Pearl International Limited, a British Virgin Islands company (“Splendid Pearl”), and (ii) Mr. Huatan Cai (“Mr. Cai”).

ITEM 2(b).	Address of Principal Business Office or, if none, Residence

The address of principal business office of Splendid Pearl is Room 3802, 38/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.  The principal business address of Mr. Cai is 12/F Concord Commercial Building, 155 King’s Road, Hong Kong.

ITEM 2(c).	Citizenship

Splendid Pearl is a British Virgin Islands company. Mr. Cai is a Hong Kong citizen.

ITEM 2(d).	Title of Class of Securities

Ordinary Shares

ITEM2(e).	CUSIP Number

98982X103

ITEM 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Not applicable

ITEM 4.	Ownership

Splendid Pearl does not hold any Ordinary Shares.  Splendid Pearl is wholly owned by Mr. Cai.  Accordingly, pursuant to Rule 13d-3 under the Act, Mr. Cai is not the beneficial owner of any Ordinary Shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

SPLENDID PEARL INTERNATIONAL LIMITED

By:	/s/ Huatan Cai
Name:	Huatan Cai
Title:	Director

/s/ Huatan Cai
Name:	Huatan Cai